THE INFORMATION IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES OR ACCEPT OFFERS TO BUY THESE SECURITIES PRIOR TO THE TIME THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS DELIVERED IN FINAL FORM. THE PRELIMINARY PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-12617

                   Subject to Completion, dated June 9, 2000.
           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED OCTOBER 2, 1996

[LOGO]

                                  $500,000,000

                  THE HARTFORD FINANCIAL SERVICES GROUP, INC.

               $         % Senior Notes due               , 2005
               $         % Senior Notes due               , 2010

                                 -------------

    We are offering $             of   % senior notes due 2005 and $      of   %
senior notes due 2010. We will pay interest on these notes semi-annually on
             and              of each year, beginning on              , 2000. We
may redeem the notes, in whole or in part, at our option, at any time at a price determined by formula calculations explained on pages S-8 and S-9 of this prospectus supplement.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                  Per 2005 Note    Total     Per 2010 Note    Total
                                                  -------------   --------   -------------   --------
Initial public offering price...................              %    $                     %    $
Underwriting discount...........................              %    $                     %    $
Proceeds, before expenses, to The Hartford......              %    $                     %    $

------------------------
(1) Plus accrued interest, if any.

                               ------------------

    Delivery of the notes in book-entry form only will be made through The
Depository Trust Company on or about              , 2000, against payment in
immediately available funds.

                               ------------------

                               JOINT BOOKRUNNERS

CREDIT SUISSE FIRST BOSTON                                  GOLDMAN, SACHS & CO.

BANC OF AMERICA SECURITIES LLC

                               J.P. MORGAN & CO.

                                                      MORGAN STANLEY DEAN WITTER
                                  ------------

                Prospectus Supplement dated              , 2000.

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                              --------
The Hartford Financial Services Group, Inc..................     S-3
Recent Developments.........................................     S-4
Use of Proceeds.............................................     S-4
Capitalization..............................................     S-5
Ratio of Earnings to Fixed Charges..........................     S-6
Selected Financial Information..............................     S-7
Description of the Notes....................................     S-8
Underwriting................................................    S-10
Notice to Canadian Residents................................    S-11
Validity of the Notes.......................................    S-12
Experts.....................................................    S-12

                               TABLE OF CONTENTS
                                   PROSPECTUS

Available Information.......................................       2
Incorporation of Certain Documents by Reference.............       2
ITT Hartford Group..........................................       3
Use of Proceeds.............................................       4
Ratio of Earnings to Fixed Charges..........................       4
Description of Debt Securities..............................       5
Description of Capital Stock of ITT Hartford................      17
Description of Warrants.....................................      25
Description of Stock Purchase Contracts and Stock Purchase
  Units.....................................................      26
Plan of Distribution........................................      27
Legal Opinions..............................................      29
Experts.....................................................      29

                            ------------------------

    YOU SHOULD RELY ONLY ON INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                  THE HARTFORD FINANCIAL SERVICES GROUP, INC.

    We are a holding company that owns, directly and indirectly, a number of insurance companies. Our insurance companies are among the largest providers of both property and casualty insurance and life insurance products in the United States. Hartford Fire Insurance Company, founded in 1810, is the oldest of our subsidiaries. Our companies write insurance and reinsurance in the United States and internationally. At March 31, 2000, our total assets and total stockholders' equity were $172.4 billion and $5.7 billion, respectively.

    We were formed as a Delaware corporation in December 1985 as a wholly-owned subsidiary of ITT Corporation. On December 19, 1995, all our outstanding shares were distributed to ITT Corporation's stockholders and we became an independent company. On May 2, 1997, we changed our name from ITT Hartford Group, Inc. to our current name, The Hartford Financial Services Group, Inc.

    As a holding company, we have no significant business operations of our own. Therefore, we rely on the dividends from our insurance company subsidiaries, which are primarily domiciled in Connecticut, as the principal source of cash flow to meet our obligations. The Connecticut insurance holding company laws limit the payment of dividends by Connecticut-domiciled insurers and require notice to and approval by the state insurance commissioner for the declaration or payment of any dividend if the dividend and other dividends or distributions made within the preceding twelve months exceeds the greater of:

    - 10% of the insurer's policyholder surplus as of December 31 of the preceding year or

    - net income (or net gain from operations if the company is a life insurance company) for the twelve-month period ending on the thirty-first day of December last preceding, in each case determined under statutory insurance accounting principles.

    The insurance holding company laws of the other jurisdictions in which our insurance subsidiaries are incorporated (or deemed commercially domiciled) generally contain similar (although in certain instances somewhat more restrictive) limitations on the payment of dividends. The maximum amount of statutory dividends which may be paid to us from our insurance subsidiaries in 2000, without prior approval, is $1.0 billion.

    We are an entity separate and distinct from our insurance subsidiaries. The principal source for payments on our debt obligations (including the notes) is expected to be dividends paid on common stock of these subsidiaries. Our rights to participate in any distribution of assets of any of our subsidiaries upon their liquidation or reorganization or otherwise (and thus the ability of holders of the notes to benefit indirectly from a distribution) are subject to the prior claims of creditors of the applicable subsidiary, except to the extent that we may be a creditor of that subsidiary. Claims on these subsidiaries by persons other than us include, as of March 31, 2000, claims by policyholders for benefits payable amounting to $38.3 billion, claims by separate account holders of $117.6 billion, claims of trade creditors, claims from guaranty associations and claims from holders of debt obligations amounting to $5.7 billion.

    Our principal executive offices are located at Hartford Plaza, Hartford, Connecticut 06115, and our telephone number is (860) 547-5000.

                              RECENT DEVELOPMENTS

BUY-BACK OF HARTFORD LIFE SHARES OWNED BY THE PUBLIC.

    On May 22, 1997, Hartford Life, Inc., the holding company parent of our significant life insurance subsidiaries, sold 26 million shares of its Class A common stock in an initial public offering and received proceeds, net of offering expenses, of $687 million. The 26 million shares sold in the initial public offering represented approximately 18.6% of the equity ownership in Hartford Life and approximately 4.4% of the combined voting power of its Class A and Class B common stock. As of the date of this prospectus supplement, we owned all of the 114 million outstanding shares of Class B common stock of Hartford Life, representing approximately 81.5% of the equity ownership in Hartford Life and approximately 96% of the combined voting power of Hartford Life's Class A and Class B common stock.

    On May 24, 2000, we began a cash tender offer for all of the common stock of Hartford Life that we do not already own for $50.50 per share or approximately $1.3 billion. The transaction is expected to be completed approximately 30 days from the commencement of the tender offer. The transaction was approved by a special committee of directors of Hartford Life who are not affiliated with us. We intend to acquire any shares of common stock not purchased in this tender offer in a subsequent merger transaction at the same $50.50 per share cash price.

                                USE OF PROCEEDS

    We intend to use the net proceeds from the sale of the notes to finance partially our purchase of the common stock of Hartford Life that we do not already own.

    We sold 7,250,000 shares of our common stock on June 8, 2000 and intend to use the $398,025,000 aggregate net proceeds (before expenses) received for the purchase of the Hartford Life common stock. We intend to finance the balance of the purchase from commercial paper facilities or other debt financings and internally generated funds. We may refinance any short-term debt financings with the proceeds from long-term debt financings and with funds from other sources, including the possible sale of assets or additional equity financings.

                                 CAPITALIZATION

    The following table sets forth our consolidated capitalization as of March 31, 2000 and after giving effect to:

    - the offering of the notes;

    - the sale of 7,250,000 shares of our common stock on June 8, 2000; and

    - the purchase of the common stock of Hartford Life that we do not already own.

    The pro forma data assumes that our purchase of the Hartford Life common stock will be financed from the net proceeds we receive from the sale of the notes and our common stock, as well as the issuance of $415 million aggregate principal amount of short-term debt. See "Recent Developments" and "Use of Proceeds". The following data is qualified in its entirety by our financial statements and other information contained elsewhere in this prospectus supplement and the accompanying prospectus or incorporated by reference.

                                                                     AS OF
                                                                MARCH 31, 2000
                                                              -------------------
                                                                           PRO
                                                               ACTUAL     FORMA
                                                              --------   --------
                                                                 (IN MILLIONS)
Cash........................................................   $  216     $  216
                                                               ======     ======
Short-Term Debt.............................................       31        446
Long-Term Debt other than the Notes.........................    1,548      2,048
      % Senior Notes due       , 2005.......................       --
      % Senior Notes due       , 2010.......................       --
Company Obligated Mandatorily Redeemable Preferred
  Securities of Subsidiary Trusts Holding Solely Junior
  Subordinated Debentures (QUIPS and TruPS).................    1,250      1,250
Minority interest in consolidated subsidiary excluding
  unrealized loss...........................................      516         --
Equity excluding unrealized loss on securities, net of
  tax.......................................................    5,780      6,178
Unrealized loss on securities, net of tax...................     (105)      (105)
                                                               ------     ------
  Total Stockholders' Equity................................    5,675      6,073
                                                               ------     ------
  Total Capitalization(1)...................................   $9,125     $9,922
                                                               ======     ======

------------------------

(1) Excludes unrealized loss on securities, net of tax.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth our ratio of consolidated earnings to fixed charges for the years and the periods indicated:

                                                           THREE
                                                          MONTHS
                                                           ENDED
                                                           MARCH
                                                            31,                         YEAR ENDED DECEMBER 31,
                                                    -------------------   ----------------------------------------------------
                                                      2000       1999       1999       1998       1997       1996       1995
                                                    --------   --------   --------   --------   --------   --------   --------
Ratio of Consolidated Earnings to Fixed Charges
  (1).............................................    5.9        6.0        5.4        6.5        7.5        (0.7)      5.8

------------------------

(1) Excluding the equity gain on the Hartford Life initial public offering of $368 million, the consolidated earnings to fixed charges ratio was 6.1 for the year ended December 31, 1997. The December 31, 1996 consolidated earnings to fixed charges ratio, excluding other charges of $1.1 billion, before tax, primarily related to environmental and asbestos reserve increases and recognition of losses on Guaranteed Investment Contract Business, was 5.0.

    For purposes of computing the ratio of consolidated earnings to fixed charges, "earnings" consists of income from operations before federal income taxes and fixed charges. "Fixed charges" consists of interest expense, capitalized interest, amortization of debt expense, an imputed interest component for rental expense and dividend requirements on preferred stock of Hartford Fire.

                         SELECTED FINANCIAL INFORMATION

    The selected financial data for each of the five fiscal years in the period ended December 31, 1999 were derived from our audited consolidated financial statements which have been examined and reported upon by Arthur Andersen LLP, independent public accountants. The data presented for the three months ended March 31, 2000 and March 31, 1999 were derived from our unaudited consolidated financial statements and include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our financial position and results of operations as of such dates and for such periods. Operating results for the three months ended March 31, 2000 are not necessarily indicative of the results as might be expected for the entire fiscal year ending December 31, 2000.

    The table below reflects our consolidated financial position and results of operations. All material intercompany transactions and balances have been eliminated. On May 21, 1998, our board of directors declared a two-for-one stock split effected in the form of a 100% stock dividend distributed on July 15, 1998 to stockholders of record as of June 24, 1998. Share and per share data have been restated to reflect the effect of the split.

    The following amounts should be read in conjunction with the consolidated financial statements and related notes thereto which are incorporated in this prospectus supplement by reference.

                                                 THREE MONTHS
                                                     ENDED
                                                   MARCH 31,                               YEARS ENDED DECEMBER 31,
                                             ---------------------               --------------------------------------------
                                               2000        1999        1999        1998        1997        1996        1995
                                             ---------   ---------   ---------   ---------   ---------   ---------   --------
                                                       (IN MILLIONS, EXCEPT FOR PER SHARE DATA AND COMBINED RATIOS)
INCOME STATEMENT DATA
  Revenues (1)............................   $  3,499    $  3,299    $ 13,528    $ 15,022    $ 13,461    $ 12,577    $12,247
                                             ========    ========    ========    ========    ========    ========    =======
  Net income (loss) (2)...................   $    238    $    238    $    862    $  1,015    $  1,332    $    (99)   $   559
                                             --------    --------    --------    --------    --------    --------    -------
  Earnings (Loss) Per Share Data
Basic (2).................................   $   1.10    $   1.05    $   3.83    $   4.36    $   5.64    $  (0.42)   $  2.39
Diluted (2)...............................   $   1.10    $   1.04    $   3.79    $   4.30    $   5.58    $  (0.42)   $  2.37
Dividends declared per common share (3)...   $   0.24    $   0.22    $   0.92    $   0.85    $   0.80    $   0.80    $  3.33
BALANCE SHEET DATA
  Assets..................................   $172,401    $150,960    $167,051    $150,632    $131,743    $108,840    $93,855
                                             --------    --------    --------    --------    --------    --------    -------
  Long-term debt and redeemable preferred
    stock.................................   $  1,548    $  1,548    $  1,548    $  1,548    $  1,482    $  1,032    $ 1,022
  Company obligated mandatorily redeemable
    preferred securities of subsidiary
    trusts holding solely junior
    subordinated debentures...............      1,250       1,250       1,250       1,250       1,000       1,000         --
  Total stockholders' equity..............   $  5,675    $  6,330    $  5,466    $  6,423    $  6,085    $  4,520    $ 4,702
                                             ========    ========    ========    ========    ========    ========    =======
OPERATING DATA COMBINED RATIOS
  North American Property & Casualty
    (4)...................................      103.1       101.9       103.3       102.9       102.3       105.2      104.5
  Worldwide Property & Casualty (4)(5)....      103.2       101.4       103.5       103.7       103.6       105.0      103.6

------------------------------

(1) 1998 includes $541 related to the recapture of an in force block of COLI business from MBL Life Assurance Co. of New Jersey. Also, includes revenues from London & Edinburgh, which was sold on November 16, 1998, for 1998, 1997, 1996 and 1995 of $1,117, $1,225, $1,056 and $1,071, respectively.

(2) 1997 includes an equity gain of $368, or $1.56 basic/$1.54 diluted earnings per share, resulting from the initial public offering of HLI. 1996 includes other charges of $693, after-tax, or $2.96 basic/diluted earnings per share, consisting primarily of environmental and asbestos reserve increases and recognition of losses on guaranteed investment contract business.

(3) Prior to the Distribution on December 19, 1995, dividends that The Hartford declared were paid to ITT, which then paid dividends to its stockholders.

(4) 1996 excludes the impact of a $660, before-tax, environmental and asbestos charge. Including the impact of this charge, the combined ratio for 1996 was
    116.9 for North American Property & Casualty and 114.6 for Worldwide Property & Casualty.

(5) Combined ratios exclude the results of the Other Operations segment for all periods presented.

                            DESCRIPTION OF THE NOTES

2005 NOTES

    The 2005 notes will be issued in fully registered form only in denominations
of $1,000 and multiples of $1,000. The 2005 notes will mature on              ,
2005. The accompanying prospectus describes additional provisions of the 2005 notes and of the indenture under which we will issue the 2005 notes. There is no limit on the aggregate principal amount of notes of this series that we may issue.

    The 2005 notes will bear interest at the rate of    % per annum, from
             . We will pay interest semi-annually on       and       ,
commencing      , 2000, to the record holders on the preceding       or       .
Interest will be computed on the basis of a 360-day year, consisting of twelve 30-day months.

    The 2005 notes will be represented by a global note held by The Depository Trust Company.

REDEMPTION

    We may redeem the 2005 notes at any time in accordance with the redemption provisions described under "Description of Debt Securities--Redemption" in the accompanying prospectus, except as qualified by the next sentence. The redemption price will equal any accrued and unpaid interest plus the greater of:

    - the principal amount of the 2005 note; and

    - an amount equal to the Discounted Remaining Fixed Amount Payments, as defined under the caption "Description of Debt Securities--Redemption" in the accompanying prospectus, except that, for purposes of the 2005 notes, "Current Value" will mean, in respect of any amount, the present value of that amount on the date fixed for redemption pursuant to the indenture after discounting that amount on a semiannual basis from the originally scheduled date for payment on the basis of the Treasury Rate plus basis points, all computed in accordance with generally accepted financial practice.

DEFEASANCE

    The provisions of the indenture relating to defeasance, which are described under the caption "Description of Debt Securities--Defeasance" in the accompanying prospectus, will apply to the 2005 notes.

2010 NOTES

    The 2010 notes will be issued in fully registered form only in denominations
of $1,000 and multiples of $1,000. The 2010 notes will mature on              ,
2010. The accompanying prospectus describes additional provisions of the 2010 notes and of the indenture under which we will issue the 2010 notes. There is no limit on the aggregate principal amount of notes of this series that we may issue.

    The 2010 notes will bear interest at the rate of    % per annum, from
             . We will pay interest semi-annually on       and       ,
commencing      , 2000, to the record holders on the preceding       or       .
Interest will be computed on the basis of a 360-day year, consisting of twelve 30-day months.

    The 2010 notes will be represented by a global note held by The Depository Trust Company.

REDEMPTION

    We may redeem the 2010 notes at any time in accordance with the redemption provisions described under "Description of Debt Securities--Redemption" in the accompanying prospectus, except as qualified by the next sentence. The redemption price will equal any accrued and unpaid interest plus the greater of:

    - the principal amount of the 2010 note; and

    - an amount equal to the Discounted Remaining Fixed Amount Payments, as defined under the caption "Description of Debt Securities--Redemption" in the accompanying prospectus, except that, for purposes of the 2010 notes, "Current Value" will mean, in respect of any amount, the present value of that amount on the date fixed for redemption pursuant to the indenture after discounting that amount on a semiannual basis from the originally scheduled date for payment on the basis of the Treasury Rate plus basis points, all computed in accordance with generally accepted financial practice.

DEFEASANCE

    The provisions of the indenture relating to defeasance, which are described under the caption "Description of Debt Securities--Defeasance" in the accompanying prospectus, will apply to the 2010 notes.

                                  UNDERWRITING

    The Hartford and the underwriters named below have severally agreed, subject to the terms and conditions of the underwriting agreement and the pricing
agreement, each dated June   , 2000, to purchase the respective aggregate
principal amounts of notes indicated in the following table:

                                                              Principal   Principal
                                                               Amount      Amount
                                                               of 2005     of 2010
                        Underwriters                            Notes       Notes
                        ------------                          ---------   ---------
Credit Suisse First Boston Corporation......................
Goldman, Sachs & Co.........................................
Banc of America Securities LLC..............................
J.P. Morgan Securities Inc..................................
Morgan Stanley & Co. Incorporated...........................
                                                               -------     -------
      Total.................................................
                                                               =======     =======

    Notes sold by the underwriters to the public will initially be offered at the initial public offering prices set forth on the cover page of this prospectus supplement. The underwriters may sell the 2005 notes and 2010 notes to securities dealers at a discount from the initial public offering price of up
to    % and    %, respectively, of the principal amount. Securities dealers may resell any 2005 notes and 2010 notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of
up to    % and    %, respectively, of the principal amount. If all the notes are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

    The notes are new issues of securities with no established trading market. The underwriters have advised The Hartford that the underwriters intend to make markets in the notes but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading markets for the notes.

    In connection with the offerings, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offerings are in progress.

    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because an underwriter has repurchased notes sold by or for the account of that underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market prices of the notes. As a result, the prices of the notes may be higher than the prices that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

    The Hartford has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    The Hartford estimates that its share of the total expenses of the offerings, excluding underwriting discounts and commissions, will be
approximately $             .

    Certain of the underwriters or their affiliates have provided from time to time and may provide in the future investment banking, commercial banking and other services to The Hartford. Goldman, Sachs & Co. is currently acting as dealer managers for the tender offer for Hartford Life common stock that The Hartford does not already own.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of notes are effected. Accordingly, any resale of the notes in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

REPRESENTATIONS OF PURCHASERS

    Each purchaser of notes in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that:

    - the purchaser is entitled under applicable provincial securities laws to purchase such notes without the benefit of a prospectus qualified under such securities laws;

    - where required by law, that the purchaser is purchasing as principal and not as agent; and

    - the purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION (ONTARIO PURCHASERS)

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario Securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

    All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

    A purchaser of notes to whom the SECURITIES ACT (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any notes acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR # 95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of notes acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

    Canadian purchasers of notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and with respect to the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

                             VALIDITY OF THE NOTES

    The validity of the notes offered in the offerings will be passed upon for us by Michael S. Wilder, our General Counsel, and for the underwriters by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004. As of February 29, 2000, Mr. Wilder owned 13,263 shares of our common stock. In addition, he held exercisable options to purchase 101,116 shares of our common stock, and had 11,480 shares credited to his account in The Hartford's Investment and Savings Plan for Salaried Employees. This statement supersedes the "Legal Opinions" section in the accompanying prospectus.

                                    EXPERTS

    The audited consolidated financial statements and schedules of The Hartford Financial Services Group, Inc. and subsidiaries incorporated by reference in this prospectus supplement and accompanying prospectus and in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference in this prospectus supplement in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. This statement supersedes the section entitled "Experts" in the accompanying prospectus.

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